As filed with the Securities and Exchange Commission on November 15, 2016

Registration No. 333-207286

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2

to

FORM S-3

on

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

VERITIV CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5110	46-3234977
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1000 Abernathy Road NE, Building 400, Suite 1700, Atlanta, Georgia 30328, (770) 391-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark W. Hianik, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Veritiv Corporation

1000 Abernathy Road NE, Building 400, Suite 1700

Atlanta, Georgia 30328

(770) 391-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Larry A. Barden

Lindsey A. Smith

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

Approximate date of commencement of proposed sale to the public: From time to time after this post-effective amendment is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-207286

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated Filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 2 to Form S-3 on Form S-1 (this “Amendment”) is being filed for the sole purpose of adding certain exhibits not previously filed with the registration statement.  This Amendment does not modify any provision of Part I or Part II of the registration statement (or any related prospectus or prospectus supplement) other than to supplement Part II, Item 16, as set forth below.

1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.                 EXHIBITS.

See the Index to Exhibits on page II-3.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on November 15, 2016.

VERITIV CORPORATION

By:	/s/ Mary A. Laschinger
Name:	Mary A. Laschinger
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 15, 2016.

	Signature	Title

	/s/ Mary A. Laschinger	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Mary A. Laschinger

	/s/ Stephen J. Smith	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Stephen J. Smith

	/s/ W. Forrest Bell	Chief Accounting Officer (Principal Accounting Officer)
W. Forrest Bell

	*	Director
Matthew J. Espe

	*	Director
Daniel T. Henry

	*	Director
Tracy A. Leinbach

	*	Director
William E. Mitchell

	*	Director
Michael P. Muldowney

	*	Director
Charles G. Ward, III

	*	Director
John J. Zillmer

*By:	/s/ Mary A. Laschinger
Attorney-in-Fact

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

1.1*

Form of Underwriting Agreement among Veritiv Corporation, UWW Holdings, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representative of the underwriters named in Schedule A therein.

5.1*	Opinion of Sidley Austin LLP.

10.28	Form of Director Deferred Share Unit Award Agreement (Stock-Settled Award), incorporated by reference from Exhibit 10.1 to the registrant’s Form 10-Q (File No. 001-36479) filed on August 9, 2016.

10.29

First Amendment to ABL Credit Agreement, dated as of August 11, 2016, among Veritiv Operating Company (f/k/a Unisource Worldwide, Inc.) and Unisource Canada, Inc., as borrowers, Veritiv Corporation and certain subsidiaries of Veritiv Operating Company, as loan parties, the several lenders and financial institutions from time to time parties thereto, Bank of America, N.A., as administrative agent and collateral agent for the lenders party thereto, and the other parties thereto, incorporated by reference from Exhibit 10.1 to the registrant’s Form 8-K (File No. 001-36479) filed on August 15, 2016.

24.2*	Power of Attorney of Matthew J. Espe.

* Filed herewith